

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 31, 2007

Mr. Srinivasan Venkatakrishnan
Chief Financial Officer
AngloGold Ashanti Limited
76 Jeppe Street
Newtown, Johannesburg, 2001
South Africa

> **Re:** **AngloGold Ashanti Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed on July 9, 2007**
> **File No. 001-14846**

Dear Mr.Venkatakrishnan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Notes to the Consolidated Financial Statements, page F-5

Note 4.10 Depreciation, depletion, and amortization, page F-20

1. We note your disclosure that capitalized mine development costs include expenditures incurred to maintain production. Please specify the type of costs incurred to maintain production that are capitalized and indicate the applicable US GAAP literature that supports capitalization.

Note 15. Other Long-Term Assets, page F-43

Investments in equity accounted joint ventures, page F-44

2.   We note you include a reconciliation of the difference between the carrying value of the investments in affiliates and joint ventures and the underlying equity in net assets. We further note this reconciliation includes a separate amount for other comprehensive income. Please clarify why this difference occurs if you are otherwise recording your proportionate share of accumulated other comprehensive income of an investee accounted for under the equity method in accordance with paragraph 19(e) of APB 18.

Note 21. Provision for Environmental Rehabilitation, page F-50

Restoration costs, page F-50

3.   We note your disclosure that "The provision for restoration represents the closure cost for restoration of site damage", and that "…site damages are not costs associated with the construction or normal operations of long-lived assets and do not create future economic benefits." It appears you are stating that restoration costs are outside the scope of, and not accounted for under SFAS 143. However, in this scenario, the long-lived asset is a mine. Therefore, it would seem reasonable to presume that damages to the site would be part of the normal operations of the long-lived asset. As such, please clarify what types of costs are identified as restoration, and tell us why you believe the items reported within the provision for restoration costs are outside the scope of SFAS 143.

Societe d'Exploitation des Mines d'Or de Sadiola S.A. Financial Statements, page F-125

Note 2.4 Summary of Significant Accounting Policies, page F-136

Mine Development Costs, page F-137

4.   We note your disclosure that stripping costs incurred in open-pit operations during the production phase are charged to operating costs on the basis of the average life of mine stripping ratio. Note that under US GAAP, stripping costs incurred during the production phase of a mine are variable production costs that should be included in the costs of inventory produced during the period the stripping costs are incurred. We are unable to locate a discussion of this difference between US GAAP and IFRS within Note 20 of the Notes to the Financial Statements. Please revise or advise as necessary. For additional information, please refer to EITF 04-06.

Restoration Costs, page F-140

5.   We note your disclosure that increases in the provision for restoration are charged
        to the income statement as a cost of production. We further note per review of the
        reconciliation between IFRS and US GAAP presented in Note 20 of the Notes to
        the Financial Statements, that you have not included a reconciling item related to
        restoration costs. Therefore, it appears that your accounting policy as it relates to
        restoration costs is the same under US GAAP as IFRS. As such, please tell us
        what types of costs are identified as restoration, and why you believe such costs
        are outside the scope of SFAS 143 for US GAAP purposes.

        This comment is also applicable to the financial statements provided for Societe
        d'Exploitation des Mines d'Or de Yatela S.A. as discussed within the Notes to the
        Financial Statements on page F-170.

Exhibits to Form 20-F

6.   We note you have not included a consent from Ernst & Young Inc. with respect to
        their audit report covering the December 31, 2006 financial statements of Societe
        des Mines de Morila S.A dated June 15, 2007. Please revise to include such
        consent, or tell us why no consent is required.

Engineering Comments

General

7.   We note that you refer to or use the terms such as measured, indicated, or inferred
        resources on your website. As you may know, for U.S. reporting purposes,
        measures of mineral reserves must be consistent with the definitions set forth in
        Industry Guide 7. These generally differ from measurement systems that guide
        the estimation of resources. If you continue to make references on your web site
        to reserve measures other than those recognized by the SEC, please accompany
        such disclosure with cautionary language comparable to the following:

                "Cautionary Note to U.S. Investors - The United States Securities and
                Exchange Commission limits disclosure for U.S. reporting purposes to
                mineral deposits that a company can economically and legally extract or
                produce. We use certain terms on this web site, such as "reserves,"
                "resources," "geologic resources," "proven," "probable," "measured,"
                "indicated," or "inferred," which may not be consistent with the reserve
                definitions established by the SEC. U.S. investors are urged to consider
                closely the disclosure in our Form 20-F, File No. 001-14846. You can
                review and obtain copies of these filings from the SEC's website at
                http://www.sec.gov/edgar.shtml."

Vaal River – Summary of metallurgical operations, page 44

8.   Please affirm the Moab Khotsong pay limit is 1.50 Ounces per ton and not 0.15 Ounces/ton. Please revise as is necessary.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact John Cannarella at (202) 551-3337 or Mark Wojciechowski at (202) 551-3759 if you have comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director